UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010.
Commission File Number: 001-31221
Total number of pages: 3

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: November 8, 2010	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:
1.	DOCOMO to Launch “Xi,” Japan’s First LTE Service

NTT DOCOMO, INC.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan
For Immediate Release
DOCOMO to Launch “Xi,” Japan’s First LTE Service
TOKYO, JAPAN, November 8, 2010 — NTT DOCOMO, INC. announced today its launch of Xi™ (read “Crossy”), Japan’s first wireless connectivity service based on the extra-high-speed technology, Long Term Evolution (LTE), scheduled on December 24, 2010.
Xi will enable mobile data communication at a maximum downlink speed of 75 Mbps, or about ten times as fast as DOCOMO’s current FOMA™ 3G service. DOCOMO initially will sell Xi data terminals for connection to mobile computers, beginning with the USB-type L-02C.
Voice calls using Xi will become possible sometime within the fiscal year starting in April 2011, when DOCOMO will begin launching LTE-compatible mobile phones.
Xi service initially will be available in the Tokyo, Nagoya and Osaka areas, with other major cities and regions to be added thereafter.
At launch, two data-only billing plans will be offered: “Xi Data Plan Ninen” and “Xi Data Plan.” Xi Data Plan Ninen, which will require a two-year contract, is a highly affordable plan costing between 1,000 and 6,510 yen (including tax) for up to 5 gigabytes (GB) of data per month. Over 5 GB, 2,625 yen (including tax) will be charged for each 2 GB (details about both plans are attached).
As a special introductory offer, the maximum monthly charge for unlimited data using Xi Data Plan Ninen will be 4,935 yen (including tax) through April 2012.
Billing plans for Xi voice services will be announced later.
For further information, please contact:
   Shoichiro Kaneko or Makiko Furuta
   International PR
   Public Relations Department
   Tel: +81-3-5156-1366
   Fax: +81-3-5501-3408
   Website: www.nttdocomo.com
   Inquiries may also be made through the following URL:
   http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 56 million customers in Japan, including 48 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 54 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
Xi, FOMA and i-mode are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and/or other countries.
FOMA and Xi services are only available in Japan.

Attachment
Outline of Xi™ Service at Launch
1.	Available service

Data communications*	Max. 37.5 Mbps downlink, 12.5 Mbps uplink (Some buildings: Max. 75 Mbps downlink, 37.5 Mbps uplink )
*The speeds are theoretical maximum rates and do not indicate actual rates, which may vary depending on network conditions and communication environment.
2.	Coverage Areas

Service launch	Areas
December 2010 -	Tokyo	Parts of Chiyoda-ku, Chuo-ku, Minato-ku, Shinjuku-ku, Bunkyo-ku, Taito-ku, Sumida-ku, Koto-ku, Shinagawa-ku, Meguro-ku, Ota-ku, Setagaya-ku, Shibuya-ku, Nakano-ku, Suginami-ku, Toshima-ku, Kita-ku, Arakawa-ku, Itabashi-ku, Nerima-ku, Adachi-ku, Katsushika-ku and Edogawa-ku
	Kanagawa Prefecture	Parts of Yokosuka
	Chiba Prefecture	Parts of Narita
	Aichi Prefecture	Parts of Nagoya and Tokoname
	Osaka Prefecture	Parts of Osaka, Toyonaka, Ikeda, Izumisano and Sennan
April 2011 -	Prefectural capitals and similarly sized cities
April 2012 -	Other major cities nationwide
3.	Charges and Fees
a)	Charges after introductory period

Plans
Data	Xi Data Plan Ninen	Xi Data Plan
0 – 3,177 kilobytes (KB)	1,000 yen	2,470 yen
3,177 – 20,667 KB	Additional 0.315 yen per KB
20,667 KB – 5GB	6,510 yen	7,980 yen
Beyond 5GB	Additional 2,625 yen per 2 GB
b)	Charges in introductory period from Dec. 24, 2010 (planned) – Apr. 30, 2012

Plans
Data	Xi Data Plan Ninen	Xi Data Plan
0 – 3,177 kilobytes (KB)	1,000 yen	2,470 yen
3,177 – 15,667 KB	Additional 0.315 yen per KB
15,667 KB – 5GB Beyond 5GB	4,935 yen	6,405 yen
c)	Application fees

Procedure	Fee
Sign-up (new customer)	3,150 yen
Switch (FOMA to Xi)	2,100 yen
4.	Service Logo
Xi logo is a trademark or registered trademark of NTT DOCOMO, INC. in Japan and/or other countries.

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